Craig A. Adoor

Partner

190 Carondelet Plaza, Suite 600
St. Louis, MO 63105

Direct: 314.345.6407

Fax: 314.480.1505

craig.adoor@huschblackwell.com

September 27, 2013

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Guaranty Federal Bancshares, Inc. (the “Company”)

Ladies and Gentlemen:

On behalf of the Company we hereby forward for filing, via EDGAR, its Registration Statement on Form S-1 relating to a transaction by which the Company intends to sell shares of its common stock in an amount of up to $23.0 million.

Please direct any and all comments or questions with respect to this filing to me at (314) 345-6407.

Sincerely,

/s/ Craig A. Adoor

Craig A. Adoor

CAA